UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 26, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2018 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2018 first extraordinary general meeting (the “ EGM ”) of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) (the “Company”) will be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳) at 9:30 a.m. on Thursday, 8 February 2018, or any adjournment thereof, for the purpose of considering, and if thought fit, passing the following resolutions. Unless otherwise defined herein, capitalised terms shall have the same meaning as those defined in the announcements of the Company dated 22 December 2017 in relation to (i) the proposed amendments to the Non-competition Undertaking; and (ii) the Aircraft and Aircraft Engines Leasing continuing connected transaction.

ORDINARY RESOLUTION

1.	“THAT the Framework Lease Agreement entered into between the Company and CES Leasing on 22 December 2017 in connection with the provision of operating leasing of the Aircraft and the Aircraft Engines by CES Leasing and/or its wholly-owned subsidiaries to the Company and/or its subsidiaries (a copy of which is tabled at the EGM and signed by the chairman of the meeting for the purpose of identification) and all matters incidental thereto, be and are hereby considered, approved and confirmed; and any director of the Company or his authorized person(s) be and is hereby authorised to sign all such documents and/or do all such acts and things as he may in his absolute discretion consider as necessary or expedient and in the interest of the Company to give effect to all transactions or ancillary matters under the Framework Lease Agreement.”

SPECIAL RESOLUTION

2.	“THAT the Supplemental Agreement II entered into between the Company and CEA Holding, the Controlling Shareholder, on 22 December 2017 to amend the Non- competition Undertaking (a copy of which is tabled at the EGM and signed by the chairman of the meeting for the purpose of identification) be and is hereby considered, approved and confirmed; and any director of the Company or his authorized person(s) be and is hereby authorised to sign all such documents and/or do all such acts and things as he may in his absolute discretion consider as necessary or expedient and in the interest of the Company to give effect to all transactions or ancillary matters under the Supplemental Agreement II.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
22 December 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

1.	Persons entitled to attend the EGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 8 January 2018 will be entitled to attend the EGM upon completion of the necessary registration procedures. Notice will be made to the holders of the A shares of the Company separately.

2.	Registration procedures for attending the EGM

(i)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 18 January 2018 (if by facsimile) or between Thursday, 11 January 2018 to Thursday, 18 January 2018 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(ii)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(i)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(ii)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(iii)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H share register of members of the Company will be closed from Tuesday, 9 January 2018 to Thursday, 8 February 2018, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 8 January 2018.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

6.	Abstention from voting

中國東方航空集團公司 (China Eastern Air Holding Company*) and its associates (if any) will abstain from voting in respect of resolutions nos. 1 and 2.

*       For identification purpose only

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